FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), under the terms of Law No. 6,404, of December 15th, 1976, as in force, and under the Resolution No. 44, of August 23rd, 2021, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), hereby informs its shareholders and the market what follows.

Earlier on today, Casino announced in France that, as part of its debt restructuring, it has entered into a preliminary agreement with EP Global Commerce a.s., Fimalac and Attestor (collectively, the “Consortium”), with the participation of some of its financial creditors, to strengthen the Casino Group's equity structure and restructuring of its financial debts (the “Preliminary Agreement”).

The Preliminary Agreement, which was approved by the Board of Directors of Casino, upon unanimous recommendation of the ad hoc committee appointed for the debt restructuring, provides that the parties must enter into a definitive agreement during the month of September 2023, which will be effective through an accelerated safeguard procedure to be requested in France in October 2023, to be effective complete implemented throughout the first quarter of 2024, in a way that Casino shareholders will be massively diluted and Casino´s current controller (Rallye) will lose control of Casino.

According to the presentation disclosed by Casino regarding the Preliminary Agreement and as informed by Casino, when inquired by the Company, there are assumptions of maintaining its current equity interest, directly or indirectly, to own circa 98% of the shares and voting rights of Cnova N.V. and the sale of some Casino’s non-core assets, including Latam assets, as already informed in Casino strategic plan and communicated to the market by the Company in the Material Fact disclosed on June 26th, 2023.

The Company does not have any further information about the Preliminary Agreement, but reiterates its commitment to keep the market informed as soon as Casino publishes any new information on the matter.

The announcement made by the Casino to the market, as well as the detailed presentation on the Preliminary Agreement, both in English, can be accessed in full at https://www.groupe-casino.fr/wp-content/uploads/2023/07/2023-07-28-PR-Agreement-in-principle.pdf and https://www.groupe-casino.fr/wp-content/uploads/2023/07/20230727_Presentation_cleansing_vENG.pdf.

São Paulo, July 28th, 2023.

Rafael Sirotsky Russowsky

Vice President of Finances and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.